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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                                 HOM Corporation
________________________________________________________________________________
                                (Name of Issuer)

                                  Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)

                                   40427C 10 4
________________________________________________________________________________
                                 (CUSIP Number)

                                 Bryce N. Batzer
                     629 Southwest 6th Street, Apartment 31
                     Pompano Beach, FL 33060 (954) 941-1901)
________________________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 21, 2002
________________________________________________________________________________
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 40427C 10 4                 13D                                 Page 2


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                                 Bryce N. Batzer
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
                                       PF
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
                                       USA
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF                             817,354
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                               -0-
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                               817,354
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                        -0-
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                     817,354
_______________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
                                      21.3%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
                                       IN
________________________________________________________________________________

CUSIP No.                              13D                                Page 3


________________________________________________________________________________
Item 1.  Security and Issuer.
The class of security to which this statement relates is common stock of HOM Corporation, whose address is:

4210 Columbia Road, Suite 10C
Martinez, GA 30907
________________________________________________________________________________
Item 2.  Identity and Background.

(a)      The person filing this statement is Bryce N. Batzer ("Batzer")

(b) Batzer's residence address is 629 Southwest 6th Street, Apt. 31, Pompano Beach, FL 33060

(c)      Batzer is currently retired and manages his personal investments.

(d) Batzer has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Batzer has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)      Batzer is a citizen of the United States of America.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Batzer initially received 9,977 shares of common stock individually and 3,201 shares as trustee for his children (as to which he disclaims beneficial ownership) of Southern States Lenders, Inc., whose name subsequently was changed to Direct Lending, Inc. ("Direct"), as a result of the spin off of all the shares of Direct by its former owner, Apple Homes Corporation, without any consideration from the recipients of such shares or otherwise. Direct was merged with a subsidiary of HOM Corporation, the issuer herein ("HOM"), and the outstanding shares of Direct became shares of HOM on a one for one basis.

         Batzer is a director of HOM and of Direct and HOM's other subsidiary, Homes By Owners, Inc.("Homes") and has supported their operations by individually acquiring from Direct and HOM an additional 704,176 shares for an aggregate of $138,538, of which $80,000 was cash; $12,185 was in satisfaction of a loan of $10,000 and interest of $2,185; $44,670 was in satisfaction of loans of $15,000, $9,000 and $19,000, aggregating $43,000, and interest of $1,670;
$1,072 was compensation for services, and $611 was expense reimbursement. In addition, he has acquired 100,000 shares from a stockholder who had no relation to HOM other than as a stockholder in satisfaction of an advance to such stockholder of $25,000. All cash purchases of common stock by Batzer have been made from his personal funds. All shares of HOM common stock held by Batzer individually are held under a revocable trust agreement dated July 15, 1964, of which Batzer is sole trustee and sole beneficiary.

________________________________________________________________________________
Item 4. Purpose of Transaction.

Batzer's original receipt of shares of Direct was passively as a stockholder of Apple Homes Corporation. His subsequent acquisitions of common stock of Direct and HOM have been in support of the operations of HOM and its subsidiaries, particularly in view of their continuing cash needs, except for his purchase of 100,000 shares from a stockholder, which was to settle an obligation to him of such stockholder.

(a) Batzer has no current plans to acquire or dispose of common stock of HOM, although he anticipates that he may be requested to purchase additional common stock to support HOM and its subsidiaries.

(b) Batzer has supported the activities of HOM management in seeking one or more business combinations or alliances. Batzer knows of no agreements or understandings for any such business combinations or alliances, although he is aware that various unconcluded proposals have been made, including proposals now in discussions for the acquisition of New Generation, LLC, a modular homes sales organization, and Erwin Modular Structures, LLP, a modular home manufacturer, both located in Erwin, Tennessee. The previously disclosed discussions with Robert H. Sauls, the sole owner of Factory Built Homes, Inc. which owns and operates a factory built and mobile home sales operation in Durham, North Carolina, are being held in abeyance in view of the lack of current financing to support the business that was contemplated to be acquired. There currently exists no memorandum of understanding, letter of intent or other agreement as to the proposals in these discussions, and there can be no assurance that any final understanding or agreement will be reached.

(c)      NA

(d) On March 2, 2002, Jeremy Collins, was elected by the other directors to the Board of Directors of HOM Corporation and by HOM to the Board of Directors of each of HOM's subsidiaries, Direct and Homes, and became Vice President-Sales of HOM and President of HOM's subsidiary, Direct. If the discussions with Robert H. Sauls go forward, see 4(b), above, it is possible that Mr. Sauls and James H. Johnson, III will be elected to the Board of Directors of HOM.

(e) The Company is contemplating the issuance of 40,000 to 100,000 shares of Series A 6% Cumulative Convertible Redeemable Preferred Stock, with a stated value of $10.00 a share, resulting in a financing of $400,000
         - $1,000,000 before expenses. Such shares would be convertible into the Company's common stock on the basis of $.50 per share and would be redeemable on and after March 31, 2003 if during any 30 day period the bid price of HOM's common stock was never less than $1.00. $400,000 of the amount raised would be for HOM's current operations. The additional financing would be sought if the discussions for the acquisition of Erwin Modular Structures, Inc., which needs additional financing, are successful. See 4(b), above.

(f)      NA

(e)      NA

(f)      NA

(g)      NA

(h)      NA

(i)      NA

(j)      NA

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) Batzer has a beneficial interest in 817,354 shares of HOM common stock, which represents 21.3% of the 3,833,182 shares of HOM common stock outstanding. This amount includes 3,201 shares registered in the name of Bryce N. Batzer, trustee under the Norma M. Batzer Exemption Trust, for the benefit of Mr. Batzer's children, as to which he disclaims beneficial interest. It does not include 230,000 shares, consisting of 100,000 shares registered in the name of David B. Batzer and Florence
         M. Batzer, joint tenants; 100,000 shares registered in the name of David B. Batzer and 30,000 shares registered in the name of Ken Batzer, as to all of which Mr. Batzer disclaims beneficial ownership or any investment or voting power. David B. and Ken Batzer are Mr. Batzer's adult sons, who have independent residences.

(b)      (See items 7-10 on the cover page)

(c) Batzer has not effected any transactions, and does not know of any effected by any of the other persons named in paragraph (a), above, in HOM common stock during the past 60 days, except for his acquisition of 100,000 shares on February 21, 2002 from a stockholder, who had no relationship with HOM other than as a stockholder, in satisfaction of an advance to such stockholder.

(d)      NA

(e)      NA

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Batzer has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of HOM.
________________________________________________________________________________
Item 7. Material to be Filed as Exhibits.

None
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    March 5, 2002
                                        ---------------------------------------
                                                         (Date)


                                                    /s/ Bryce N. Batzer
                                        ----------------------------------------
                                                       (Signature)


                                                    Bryce N. Batzer
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).